24-10145

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06028115

File # 24-10145 Nelson Lee Keyton Jr.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A /A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

NELSON LEE KEYTON JR LLC.
(Exact name of issuer as specified in its charter)

Mississippi - Virginia - North Carolina
(State or other jurisdiction of incorporation or organization)

3621 Bohon St NE Roanoke Va. 24012 Phone: 540-366-5774
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

3621 Bohon St NE Roanoke Va. 24012 Phone: 540-366-5774
(Name, address, including zip code, and telephone number, including area code, of agent for service)

1150	22-3920196
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq.* Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD. N/A

(2) Any engineering, management or similar report referenced in the offering circular. N/A

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement. N/A

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 486 (12-01)

/S/ Nelson Lee Keyton Jr.

Fax

File #24-101-45

Sent to: Securities and Exchange Commission - Washington DC

At fax #: 1-202-772-9206 Voice phone #: 1-202-551-3235

Sent by: Nelson Lee Keyton Jr.

Voice contact phone #: 1-540-366-5774

Date: 3-31-06

# of pages (including cover sheet): 2

MESSAGE:

Thank you, for your continuing patience. I've included all the information on a single page.

Sincerely,

Nelson Lee Keyton Jr.